

September 19, 2024

James Dennedy
Chief Financial Officer
SHF Holdings, Inc.
1526 Cole Blvd., Suite 250
Golden, CO 80410

> **Re: SHF Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-40524**

Dear James Dennedy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 25

1. We note your disclosure that for the fiscal years ended December 31, 2023 and 2022 your relationship with Partner Colorado Credit Union ("PCCU") accounted for $5.1 million and $5.6 million of the total $8.6 million and $6.1 million in revenue generated from deposits, activities, and client onboarding. Please tell us and revise future filings to explain how the remainder of your deposit, activity, onboarding revenues were derived, specifically identifying and discussing any relationships with other financial institutions that have materially contributed to this revenue stream. Additionally, please tell us and revise future filings to quantify and discuss the account hosting expenses related to any material agreements with other financial institutions similar to the way in which you discuss account hosting expenses associated with your relationship with PCCU.

2. We note disclosure that the Company maintains relationships with Partner Colorado Credit Union ("PCCU") and other financial institutions in which CRB funds are deposited and monetary transactions are performed. We further note your disclosure on page 5 that

you have entered into a Commercial Alliance Agreement with each partner financial institution that sets forth the terms and conditions of the lending-related services governing the relationship between the Company and each partner financial institution with regard to the CRB deposit accounts. To the extent you have entered into material Commercial Alliance Agreements or similar contractual arrangements with financial institutions in addition to PCCU, please revise future filings to include these agreements as exhibits.

Note 8. Indemnification Liability, page F-23

3.   We note your disclosure on page F-9 that the Company indemnified twenty loans as of December 31, 2023; of which three of these indemnified loans were in excess of 10% of the total balance. In order to provide investors with a better understanding of your indemnified loan portfolio, please provide us with, and revise future filings to include, a further breakdown including quantification of any material property type, collateral type, or geographic concentrations within the United States as well as the weighted average and/or range of loan to value ratios for any real estate collateral.

Note 10. Related Party Transactions, page F-25

4.   We note your disclosure that the Commercial Alliance Agreement with PCCU provides for procedures to be followed upon the default of a loan to ensure that neither the Company nor PCCU will take title or possession of any cannabis-related assets, including real property, that may be collateral for a loan funded by PCCU pursuant to the Commercial Alliance Agreement. Please provide us with, and revise future filings to include, the underlying reasons for this clause, the potential ramifications of not complying with this clause, and an enhanced understanding of the collection process including a detailed discussion explaining how the liquidation or foreclosure process would occur upon default of a loan.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance